September 1, 2010
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attention: Mr. Kevin Kuhar
Re: Insulet Corporation
Form 10-K for the Fiscal Year ended December 31, 2009
Filed March 9, 2010
Amendment No. 1 to Form 10-K filed August 9, 2010
Form 10-Q for the Fiscal Quarter ended March 31, 2010
File No. 001-33462
Dear Ladies and Gentlemen:
This letter is being furnished on behalf of Insulet Corporation (the “Company”) in response to comments in the letter dated August 27, 2010 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Brian Roberts, Chief Financial Officer of the Company, with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2009 that was filed March 9, 2010 and the Company’s Form 10-Q for the Fiscal Quarter Ended March 31, 2010.
Consistent with our telephone conversation on Monday, August 30, 2010, we are responding at this time just to your Comment 1. We expect to respond separately to the remainder of your comments within the time period you requested.
To facilitate your review of our response, we have repeated in full your Comment 1 in italics below.
Form 10-K for the Fiscal Year Ended December 31, 2009
Note 8. Facility Agreement and Common Stock Warrants, page F-17
1.	Refer to prior comments 1 and 2. Please note we have not yet completed our evaluation of your response to our comment. To assist us in understanding the warrant agreement, please provide us an example of how the warrant would be settled using the Black-Scholes value of the warrant in the event of a “major transaction” or “default”, as defined. Please provide sufficient detail in the example for us to understand your accounting entries and valuation of the transaction.
RESPONSE:

1.	Section 5(c)(i) of the Warrant Agreement defines the rights of the Warrantholders in the event that a Major Transaction occurs. A Major Transaction primarily represents a change in control transaction and is more fully defined in sections 5(c)(i)(A) — 5(c)(i)(G) of the Warrant Agreement.

Under the Agreement, the Warrantholders have certain termination rights associated with the Warrant in the case of a Major Transaction. To the extent that the consideration for the Major Transaction consists entirely or partially of cash, the Warrantholders can require the Company to redeem the outstanding warrants (determined based on the proportion of cash consideration in the Major Transaction) at a price payable to the Warrantholders equal to the Black Scholes Value (calculated as defined in the Agreement) in cash in a proportionate amount to the amount of cash received by all other shareholders. To the extent that the consideration for the Major Transaction is securities of the Successor Entity, then the Warrantholders may exercise the Warrant in a Cashless Major Exercise based on a Black Scholes Value (calculated as defined in the Agreement). As a result, the Warrantholders are entitled to cash, shares, or some combination of cash and shares, consistent with the consideration paid to existing shareholders under the terms of the Major Transaction. Section 5(c)(iii) specifies the computation of the settlement and the criteria for determining the Black Scholes Value.

The example below calculates the Black Scholes settlement value and the number of shares to be issued for a termination in the event of a Major Transaction (Cashless Major Exercise) where the consideration paid to existing shareholders is in equity and the Warrantholder executes a cashless exercise.

Under Section 3(b) of the Agreement, in the event of a Cashless Major Exercise, the Warrantholder is entitled to a number of shares of common stock equal to the Black Scholes Value (calculated as defined in the Agreement), divided by 95% of the closing price of the Company’s common stock on the trading day immediately preceding the date on which the Major Transaction is consummated.

Assumptions:
•	The Company is acquired on June 16, 2010 in a merger transaction pursuant to which all Insulet shareholders would receive 1 share of the Successor Entity for each share of Insulet. In all Major Transaction scenarios, the form of consideration received by the Warrantholders mirrors the form of consideration received by all other shareholders

•	The Warrantholders exercised warrants to purchase 3,000,000 shares of the Company’s common stock in a cashless exercise on June 16, 2010 immediately prior to the closing of the Major Transaction

•	Closing price of the Company’s stock on the consummation date (June 16, 2010) and on the date preceding the date of consummation of the transaction is $15.36 (assuming this is the price negotiated between the Company and the Successor Entity)

•	As of June 16, 2010, the Black Scholes Value is calculated to be $12.661 using the following: strike price of $3.13; closing price of $15.36; volatility of 48%, which is the mean of the 10 day, 30 day and 50 day historical volatilities of the Company’s common stock; expected life of the warrants of 4.74 years, calculated based on the number of days remaining from the announcement date through the expiration of the warrants; risk free rate of 2.06%
Based on the assumptions above, the Company calculated the Black Scholes Value of the warrants to be $12.661. Under a Cashless Major Exercise of the warrants to purchase 3,000,000 shares, the Company would issue 2,603,002 shares of common stock, calculated as follows:

A	Warrants Exercised		3,000,000
B	Black Scholes Value	$12.661
C	Closing Price	$15.36
	Shares Issued (A * (B/(C * 95%))		2,603,002
The only accounting entries required in this example would be to record the issuance of shares upon exercise of the warrant, which is a memorandum entry in our accounting records.
* * *
On behalf of the Company, I hereby acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unite States.
Should you have any further comments or questions with regard to the foregoing, please do not hesitate to contact the undersigned by phone at (781) 457-4848 or by e-mail at broberts@insulet.com

Sincerely,
/s/ Brian Roberts
Brian Roberts
Chief Financial Officers

cc: Raymond C. Zemlin, Esq.
     (Goodwin Procter LLP)

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